Exhibit 99.1

AKUMIN ANNOUNCES DELAY IN FILING 2021 Q2 INTERIM FINANCIAL REPORT

AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS

Plantation, FL — August 15, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”), announced today that both management and its external auditors, Ernst & Young LLP, agreed that additional information and analysis is necessary to complete the interim financial report for the quarter ended June 30, 2021 and Ernst & Young’s review of such report. The additional information and analysis relates to potential additional credit losses with respect to prior years. The production of this additional information and analysis will not be completed prior to the filing deadline of August 16, 2021. As a result, Akumin will not file such financial report, or the related management’s discussion and analysis and CEO and CFO certificates (such filings, collectively, the “Required Documents”) before the August 16, 2021 deadline. Akumin is currently working to complete the preparation of the analysis to conclude and facilitate the review of these filings at the earliest possible date and currently expects to be in a position to file the Required Documents within 60 days of the original filing deadline. Akumin has applied to the Ontario Securities Commission (the “OSC”), as principal regulator for Akumin, for the imposition of a management cease trade order under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”) throughout the duration of the default.

The management cease trade order, if approved, will generally not affect the ability of persons who are not or have not been management of Akumin to trade in its securities.

Akumin confirms that it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements. The OSC may issue a general cease trade order against Akumin for failure to file the Required Documents within the prescribed time period or sooner if Akumin fails to file its status reports during the prescribed time limits.

Akumin confirms that there are no insolvency proceedings that Akumin is subject to and there is no other material information relating to its affairs that has not been generally disclosed.

Other than as disclosed herein, Akumin is up to date in its filing obligations.

Financial Results Call Update

In light of the foregoing, Akumin has elected to reschedule its previously announced conference call to discuss its second quarter 2021 financial results from 8:30 a.m. Eastern Time on August 16, 2021 to a time and date to be determined by Akumin following the filing of Akumin’s second quarter results.

About Akumin Inc.

Akumin Inc. is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of 137 owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas, Georgia, and Massachusetts. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures, performed with the help of over 1,500 team members. For more information, visit www.akumin.com.

Key Contacts

For Akumin:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward-Looking Information

Certain statements contained in this press release may constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, “proposed” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Akumin’s current belief or assumptions as to the outcome and timing of such future events. In particular, this release contains forward-looking information relating to the anticipated filing of the financial statements, the approval of the management cease trade order by the OSC and the potential issuance of a general cease trade order by the OSC. Such forward-looking information are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including, but not limited to, the risks described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These risks are not intended to represent a complete list of the risks that could affect Akumin; however, these risks should be considered carefully. Further, various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Akumin. The forward-looking information contained in this release is made as of the date hereof and Akumin is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

The TSX has not in any way passed upon the merits of and has neither approved nor disapproved the contents of this news release.

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